UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July, 2009

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ/MF): 04.032.433/0001-80
Company Registry (NIRE): 33300275410
Publicly Held Company

NOTICE TO THE MARKET

Rio de Janeiro, July 24, 2009 – Pursuant to CVM Official Letter CVM/SGE/001/03, of January 22, 2003, and to article 12, caput, of CVM instruction 358, of January 3, 2002, Contax Participações S/A (“Company”) (Bovespa: CTAX3 and CTAX4) announces that it received a letter from Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI on July 24, 2009, announcing the sale of the Company’s common shares, which does not alter the Company’s control and administrative structure.

PREVI informed having sold 299,400 common shares (CTAX3), equivalent to 5.19% of the total common shares, with the objective of reducing its exposure to equities.

Sincerely,

Michel Neves Sarkis
Chief Financial and Investor Relations Officer
CONTAX PARTICIPAÇÕES S/A

DIRIN/GETEC – 2009/000118
Rio de Janeiro, July 23, 2009

To
Contax Participações S.A.
Rua do Passeio, 56 – 16° andar
Rio de Janeiro
20021–290 Rio de Janeiro

Attn.: Mr. Michel Neves Sarkis

Dear Sir,

Sale of Shareholding Interest in Contax Participações S.A. – Pursuant to Article 12, Paragraph 4 of CVM Instruction 358/02, we hereby inform that through operations carried out at the stock exchange, the Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI), Corporate Taxpayers Id. (CNPJ) 33.754.482/0001 -24, sold 299,400 common shares of Contax Participações S.A. (CTAX3), equivalent to 5.19% of the total common shares.

The sale was meant to reduce PREVI's exposure to equities.

We request you to inform us about the compliance with Article 3 of CVM Instruction 358.

Sincerely,

Fábio de Oliveira Moser
Chief Investment Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.